Filed pursuant to Rule 253(g)(2)
File No. 024-11188

SUPPLEMENT DATED APRIL 5, 2021

TO THE

OFFERING CIRCULAR DATED JUNE 18, 2020

OF

GROUNDFLOOR FINANCE INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated JUNE 18, 2020 of Groundfloor Finance Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

Announce the Company’s intention to terminate the offering described in the Offering Circular such that the last day on which subscriptions will be accepted is June 4th, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series B Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after June 4th, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up through that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.